Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On May 15, 2025, DICK’S Sporting Goods, Inc., a Delaware corporation (the “Company” or “DICK’S”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, RJS Sub LLC, a New York limited liability company and a wholly owned subsidiary of the Company (“Merger Sub”), and Foot Locker, Inc., a New York corporation (“Foot Locker”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and at the closing of the transaction contemplated by the Merger Agreement, Merger Sub shall be merged with and into Foot Locker, with Foot Locker surviving as a wholly owned subsidiary of the Company (the “Merger”).

The accompanying unaudited pro forma financial information is prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information. The unaudited pro forma condensed combined financial information as of and for the year ended February 1, 2025 is derived from DICK’S and Foot Locker’s historical consolidated financial statements as included in the respective filings on Form 10-K, which are incorporated by reference.

The unaudited pro forma condensed combined financial information gives effect to the accounting for the Merger (the “Transaction Accounting Adjustments”) and financing impacts (the “Financing Adjustments” and, collectively, the “Adjustments”). All terms defined in this section of the Offering Memorandum are used solely for the purposes of this section and do not apply to any other section of this Offering Memorandum.

In the accompanying unaudited pro forma condensed combined financial information, the historical consolidated financial statements of DICK’S and Foot Locker have been adjusted to depict the accounting for the Merger in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. All adjustments are preliminary and subject to change.

Under the terms of the Merger Agreement, each share of common stock, $0.01 par value per share, of Foot Locker (“Foot Locker Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than any shares owned by the Company, Foot Locker, or any of their subsidiaries) will be automatically converted into the right to receive, without interest, at the election of the holder of such share of Foot Locker Common Stock: (a) $24.00 per share in cash (the “Cash Merger Consideration”) or (b) 0.1168 (the “Exchange Ratio”) shares of common stock (the “Stock Merger Consideration”) of the Company (“Company Common Stock”) (individually under each scenario described below, the “Merger Consideration”).

The Merger Agreement provides that:

•
Each outstanding Foot Locker time-based restricted stock unit held by an employee and each outstanding performance stock unit will be converted based on the Stock Merger Consideration into a Company time-based restricted stock unit (with any applicable performance goals being deemed achieved at levels determined under the applicable award agreement (or plan if not addressed in the award agreement), which will otherwise continue to be subject to the same terms and conditions applicable to such award;

•
Each outstanding Foot Locker restricted stock unit (including any deferred units) held by a non-employee director will become fully vested (to the extent unvested) and converted into cash based on the Cash Merger Consideration; and

•
Each outstanding Foot Locker option, whether or not vested (each, an “In-the-Money Option”), will be cancelled and converted into the right to receive an amount in cash equal to the product of (A) the total number of shares of Foot Locker Common Stock subject to such option multiplied by (B) the excess, if any, of the Cash Merger Consideration over the exercise price of such option (with any out-of-the-money options cancelled for no consideration).

In connection with the Merger Agreement, the Company entered a commitment letter, dated as of May 15, 2025, among the Company and Goldman Sachs Bank USA (“GS Bank”), pursuant to which GS Bank has agreed to provide, subject to the satisfaction of customary closing conditions, up to $2.4 billion of senior bridge term loans.

The unaudited pro forma condensed combined financial information assumes that DICK’S does not anticipate drawing down on the senior bridge term loans but instead financing the Merger through issuance of unsecured senior notes for an amount of $1.7 billion with a fixed interest rate of 6.4% per annum (“Debt Financing”). The Debt Financing, together with cash on hand, is assumed to be sufficient for purposes of financing the Cash Merger Consideration and expenses in connection with the Merger.

The Company has not issued any unsecured senior notes or drawn down on the senior bridge term loans, and any financing related to the Merger may be different from the amount assumed for purposes of the unaudited pro forma condensed combined financial information. These assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing, and inputs to interest rate determination on debt instruments issued.

The unaudited pro forma condensed combined financial information is presented under the following two scenarios:

•	Scenario A - Cash Merger Consideration: Assumes all Foot Locker’s shareholders elect the right to receive the consideration of $24.00 per share in cash.

•	Scenario B - Stock Merger Consideration: Assumes all Foot Locker’s shareholders elect the right to receive 0.1168 shares of Company Common Stock.

The Merger will be accounted for as a business combination using the acquisition method with DICK’S assumed to be the accounting acquirer in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). Under this method of accounting, the consideration transferred will be allocated to Foot Locker’s assets acquired and liabilities assumed mostly based upon their estimated fair values at the closing date. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired, and liabilities assumed will be recorded as goodwill. The process of valuing the net assets of Foot Locker at the closing date, the allocation of the consideration transferred, as well as evaluating accounting policies for conformity, is preliminary and represents DICK’S current best estimate and is subject to revision.

The unaudited pro forma condensed combined financial information and related notes are provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the Merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. It is likely that the actual adjustments upon the completion of the Merger will differ from the pro forma adjustments, and it is possible the differences may be material.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which includes adjustments for the following:

•	Certain reclassifications to conform Foot Locker’s historical financial statement presentation to DICK’S historical financial statement presentation;

•	Adjustments to reflect purchase accounting under ASC 805;

•	Proceeds and uses of the financing entered in connection with the Merger; and

•	Non-recurring transaction costs in connection with the Merger.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of February 1, 2025
(in thousands)
			Scenario A - Cash Merger Consideration					Scenario B - Stock Merger Consideration
	DICK’S Sporting Goods, Inc. (Historical)	Foot Locker, Inc. (Historical, adjusted for reclassifications)	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,689,940	$401,000	$(2,302,029)	3A1	$1,719,207	3N	$1,363,661	$(16,087)	3A2	$1,930,396
			(56,363)	3D	-			(56,363)	3D
			(2,000)	3E	-			(2,000)	3E
			(23,294)	3G				(23,294)	3G
			(7,500)	3H	-			(7,500)	3H
			(55,300)	3I	-			(55,300)	3I
Accounts receivable, net	214,250	156,000	-		-		370,250	-		370,250
Income taxes receivable	4,920	-	-		-		4,920	-		4,920
Inventories, net	3,349,830	1,525,000	-		-		4,874,830	-		4,874,830
Prepaid expenses and other current assets	158,767	177,000	-		-		335,767	-		335,767
Total current assets	5,417,707	2,259,000	(2,446,486)		1,719,207		6,949,428	(160,544)		7,516,163
Property and equipment, net	2,069,914	910,000	103,000	3B	-		3,082,914	103,000	3B	3,082,914
Operating lease assets	2,367,317	2,061,000	72,000	3K	-		4,500,317	72,000	3K	4,500,317
Intangible assets, net	58,598	365,000	(145,000)	3C1	-		278,598	(345,000)	3C2	78,598
Goodwill	245,857	759,000	(575,047)	3M1	-		429,810	(742,544)	3M2	262,313
Deferred income taxes	52,684	143,000	2,137	3L1	-		197,821	54,137	3L2	249,821
Other assets	246,617	251,000	(4,444)	3E	-		493,173	(4,444)	3E	493,173
TOTAL ASSETS	$10,458,694	$6,748,000	$(2,993,840)		$1,719,207		$15,932,061	$(1,023,395)		$16,183,299
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,497,743	$378,000	-		-		$1,875,743	-		$1,875,743
Accrued expenses	653,324	327,000	-		-		980,324	-		980,324
Operating lease liabilities	503,236	507,000	-		-		1,010,236	-		1,010,236
Income taxes payable	30,718	-	-		-		30,718	-		30,718
Deferred revenue and other liabilities	395,041	118,000	-		-		513,041	-		513,041
Total current liabilities	3,080,062	1,330,000	-		-		4,410,062	-		4,410,062

Unaudited Pro Forma Condensed Combined Balance Sheet
As of February 1, 2025 (in thousands)
			Scenario A - Cash Merger Consideration					Scenario B - Stock Merger Consideration
	DICK’S Sporting Goods, Inc. (Historical)	Foot Locker, Inc. (Historical, adjusted for reclassifications)	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined
LONG-TERM LIABILITIES
Revolving credit borrowings	-	-	-		-		-	-
Long-term debt and obligations under finance leases	1,484,217	441,000	1,851	3E	1,719,207	3N	3,626,275	1,851	3E	1,907,068
			(20,000)	3J	-			(20,000)	3J
Long-term operating lease liabilities	2,500,307	1,831,000	-		-		4,331,307	-		4,331,307
Other long-term liabilities	195,844	237,000	-		-		432,844	-		432,844
Total long-term liabilities	4,180,368	2,509,000	(18,149)		1,719,207		8,390,426	(18,149)		6,671,219
COMMITMENTS AND CONTINGENCIES	-	-	-		-		-	-		-
STOCKHOLDERS' EQUITY
Preferred stock	-	-	-		-		-	-		-
Common stock	567	802,000	(802,000)	3F	-		567	111	3A2	678
					-			(802,000)	3F
Class B common stock	236	-	-		-		236	-		236
Additional paid-in capital	1,495,329	-	12,966	3A1	-		1,508,295	1,983,300	3A2	3,478,629
Retained earnings	6,392,513	2,494,000	(56,363)	3D	-		6,312,856	(56,363)	3D	6,312,856
			(2,494,000)	3F	-			(2,494,000)	3F
			(23,294)	3G	-			(23,294)	3G
Accumulated other comprehensive loss	(755)	(383,000)	383,000	3F	-		(755)	383,000	3F	(755
Treasury stock, at cost	(4,689,626)	(4,000)	4,000	3F	-		(4,689,626)	4,000	3F	(4,689,626
Total stockholders' equity	3,198,264	2,909,000	(2,975,691)		-		3,131,573	(1,005,246)		5,102,018
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$10,458,694	$6,748,000	$(2,993,840)		$1,719,207		$15,932,061	$(1,023,395)		$16,183,299

 See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended February 1, 2025
(in thousands, except per share amounts)
			Scenario A - Cash Merger Consideration					Scenario B - Stock Merger Consideration

	DICK’S Sporting Goods, Inc. (Historical)	Foot Locker, Inc. (Historical, adjusted for reclassifications)	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma Combined	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Net sales	$13,442,849	$7,988,000	-		-		$21,430,849	-		$21,430,849
Cost of goods sold, including occupancy and distribution costs	8,617,153	5,785,000	8,737	4A	-		14,428,890	8,737	4A	14,428,890
			18,000	4J				18,000	4J
GROSS PROFIT	4,825,696	2,203,000	(26,737)		-		7,001,959	(26,737)		7,001,959
Selling, general and administrative expenses	3,294,272	2,100,000	2,296	4A	-		5,476,324	2,296	4A	5,475,439
			(4,115)	4B1				(5,000)	4B2
			48,500	4C				48,500	4C
			4,577	4D	-			4,577	4D
			23,294	4E	-			23,294	4E
			7,500	4F	-			7,500	4F
Pre-opening expenses	57,492	-	-		-		57,492	-		57,492
INCOME FROM OPERATIONS	1,473,932	103,000	(108,789)		-		1,468,143	(107,904)		1,469,028
Interest expense	52,987	24,000	7,863	4C	110,941	4K	198,714	7,863	4C	87,773
			429	4G				429	4G
			2,494	4H	-			2,494	4H
Other expense (income)	(98,088)	28,000	-		-		(70,088)	-		(70,088)
INCOME BEFORE INCOME TAXES	1,519,033	51,000	(119,575)		(110,941)		1,339,517	(118,690)		1,451,343
Provision (benefit) for income taxes	353,725	33,000	(18,871)	4I1	(28,845)	4L	339,009	(18,641)	4I2	368,084
NET INCOME	$1,165,308	$18,000	$(100,704)		$(82,096)		$1,000,508	$(100,049)		$1,083,259
EARNINGS PER COMMON SHARE:
Basic	$14.48	$0.19					$12.43			$11.83
Diluted	$14.05	$0.19					$12.04			$11.50
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	80,468	95,000					80,468			91,593
Diluted	82,929	95,500					83,104			94,229

See accompanying notes to unaudited pro forma condensed combined financial information.

Note 1. Notes to Unaudited Pro Forma Condensed Combined Financial Information

Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information. The historical information of DICK’S and Foot Locker is presented in accordance with accounting principles generally accepted in the United States of America.

The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with the business combination accounting guidance under ASC 805, with DICK'S as the accounting acquirer for the Merger. Under ASC 805, assets acquired and liabilities assumed in a business combination are recognized and measured at the Merger date fair value. Transaction costs associated with a business combination are expensed as incurred. The excess of consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Accordingly, the Merger Consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of fair value.

The Unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Merger had occurred on February 1, 2025, and the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended February 1, 2025, gives effect to the Merger as if it occurred on February 4, 2024.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies, or cost savings that may result from the integration costs that may be incurred. The pro forma adjustments represent DICK’S best estimates and are based upon currently available information and certain assumptions that DICK’S believes are reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and may not be indicative of the operating results that would have occurred if the Merger had been completed as of the dates set forth above, nor is it indicative of the future results of DICK’s following the Merger. In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of Foot Locker, DICK’S used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. The pro forma purchase price allocation relating to the Merger is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurances that the valuations will not result in material changes to this purchase price allocation. Any increase or decrease in fair values of the net assets as compared with the unaudited pro forma condensed combined financial information may change the amount of the total acquisition consideration allocated to goodwill and other assets and liabilities and may impact the Unaudited Pro Forma Condensed Combined Statements of Income due to adjustments in the depreciation and amortization expense of the adjusted assets.

Note 2. Accounting Policies and Reclassifications

During the preparation of this unaudited pro forma condensed combined financial information, management performed a preliminary review of Foot Locker’s financial information to identify differences in accounting policies compared to those of DICK’S and differences in financial statement presentation compared to the presentation of DICK’S. At the time of preparing the unaudited pro forma condensed combined financial information, other than the adjustments described herein, DICK’S is not aware of any other material differences. However, DICK’S will continue to perform its detailed review of Foot Locker’s accounting policies. Upon completion of that review, differences may be identified between the accounting policies of DICK’S and Foot Locker that when conformed could have a material impact on the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of February 1, 2025
(in thousands)

DICK’S Sporting Goods, Inc.	Foot Locker, Inc.	Foot Locker, Inc.	Reclassification Adjustments	Notes		Foot Locker, Inc.
Assets
Current assets
Cash and cash equivalents	Cash and cash equivalents	$401,000				$401,000
Accounts receivable, net		-	156,000	(2h	)	156,000
Income taxes receivable		-				-
Inventories, net	Merchandise inventories	1,525,000				1,525,000
Prepaid expenses and other current assets	Other current assets	323,000	10,000	(2b	)	177,000
			(156,000)	(2h	)
	Assets held for sale	10,000	(10,000)	(2b	)	-
Total Current assets		2,259,000	-			2,259,000
Property and equipment, net	Property and equipment, net	910,000				910,000
Operating lease assets	Operating lease right-of-use assets	2,061,000				2,061,000
Intangible assets, net	Other intangible assets, net	365,000				365,000
Goodwill	Goodwill	759,000				759,000
Deferred income taxes	Deferred taxes	143,000				143,000
Other assets	Other assets	136,000	115,000	(2c	)	251,000
	Minority investments	115,000	(115,000)	(2c	)	-
Total Assets		$6,748,000	-			$6,748,000
Liabilities and Stockholders' equity
Current liabilities
Accounts payable	Accounts payable	$378,000				$378,000
Accrued expenses	Accrued and other liabilities	434,000	(48,000)	(2a	)	327,000
			(28,000)	(2f	)
			(31,000)	(2g	)
Operating lease liabilities	Current portion of lease obligations	507,000				507,000
	Current portion of debt and obligations under finance leases	5,000	(5,000)	(2e	)	-
Income taxes payable		-				-
	Liabilities held for sale	6,000	(6,000)	(2d	)	-
Deferred revenue and other liabilities		-	48,000	(2a	)	118,000
			6,000	(2d	)
			5,000	(2e	)
			28,000	(2f	)
			31,000	(2g	)
Total Current liabilities		1,330,000	-			1,330,000
Revolving credit borrowings
Long-term operating lease liabilities	Long-term lease obligations	1,831,000				1,831,000
Senior notes due 2032 and 2052	Long-term debt and obligations under finance leases	441,000				441,000
Other long-term liabilities	Other liabilities	237,000				237,000
Total Long-term liabilities		2,509,000	-			2,509,000
Commitments and contingencies
Stockholders' Equity
Common stock	Common stock	802,000				802,000
Class B common stock		-				-
Additional paid-in capital		-	-			-
Retained earnings	Retained earnings	2,494,000	-			2,494,000
Accumulated other comprehensive loss	Accumulated other comprehensive loss	(383,000)				(383,000)
Treasury stock, at cost	Treasury stock at cost	(4,000)				(4,000)
Total stockholders' equity		2,909,000	-			2,909,000
Total liabilities and stockholders' equity		$6,748,000	-			$6,748,000

(2a) Reclassification of Customer Loyalty Program from "Accrued and Other Liabilities" to "Deferred revenue and other liabilities".

(2b) Reclassification of "Assets held for sale" to "Prepaid expenses and other current assets".

(2c) Reclassification of "Minority Investments" to "Other assets".

(2d) Reclassification of "Liabilities held for sale" to "Deferred revenue and other liabilities".

(2e) Reclassification of "Current portion of debt and obligations under finance leases" to "Deferred revenue and other liabilities".

(2f) Reclassification of Gift Card Liability from "Accrued and Other Liabilities" to "Deferred revenue and other liabilities".

(2g) Reclassification of Customer Deposit from "Accrued and Other Liabilities" to "Deferred revenue and other liabilities".

(2h) Reclassification of Net Receivables from "Other current assets" to "Accounts receivable, net".

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended February 1, 2025
(in thousands)
DICK’S Sporting Goods, Inc.	Foot Locker, Inc.	Foot Locker, Inc.	Reclassification Adjustments	Notes		Foot Locker, Inc.
Net sales	Sales	$7,971,000	17,000	(2i	)	$7,988,000
	Licensing revenue	17,000	(17,000)	(2i	)	-
Cost of goods sold, including occupancy and distribution costs	Cost of sales	5,666,000	156,000	(2j	)	5,785,000
			(37,000)	(2n	)
GROSS PROFIT		2,322,000	(119,000)			2,203,000
Selling, general and administrative expenses	Selling, general and administrative expenses	1,920,000	41,000	(2j	)	2,100,000
			5,000	(2k	)
			97,000	(2l	)
			37,000	(2n	)
	Depreciation and amortization	202,000	(197,000)	(2j	)	-
			(5,000)	(2k	)
	Impairment and other	97,000	(97,000)	(2l	)	-
Pre-opening expenses			-			-
INCOME FROM OPERATIONS		103,000	-			103,000
Interest expense	Interest expense, net	8,000	16,000	(2m	)	24,000
Other expense (income)	Other expense (income), net	44,000	(16,000)	(2m	)	28,000
INCOME BEFORE INCOME TAXES		51,000	-			51,000
Provision for income taxes	Income tax expense (benefit)	33,000				33,000
NET INCOME		$18,000	-			$18,000

(2i) Reclassification from "Licensing revenue" to "Net Sales".

(2j) Reclassification of Depreciation expense from "Depreciation and amortization" to "Selling, general and administrative expenses" and "Cost of goods sold, including occupancy and distribution costs" for Non-Store Assets and Store Assets, respectively.

(2k) Reclassification of Amortization expense from "Depreciation and amortization" to "Selling, general and administrative expenses".

(2l) Reclassification from "Impairment and other" to "Selling, general and administrative expenses".

(2m) Reclassification of Interest income from "Interest expense, net" to "Other expense (income)".

(2n) Reclassification of buyers' compensation from "Cost of goods sold, including occupancy and distribution costs" to "Selling, general and administrative expenses".

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Transaction Accounting Adjustments

The adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of February 1, 2025 are detailed below:

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet:

(3A1) The accounting for the Merger is based on currently available information and is considered preliminary. The final accounting for the Merger may differ materially from that presented in these unaudited pro forma condensed combined financial information. Refer to the following table for the preliminary estimated fair value of consideration transferred under the Cash Merger Consideration scenario:

Scenario A: Cash Merger Consideration

(in thousands, except per share data; figures below may not foot due to rounding of shares)	As of February 1, 2025
Foot Locker's shares outstanding as of May 12, 2025	95,248
Price per share as per the Merger Agreement (actual amount)	$24.00
Cash Consideration paid to shareholders	$2,285,942
Add: Settlement of equity awards (1)	$16,087
Adjusted Cash consideration paid to shareholders	$2,302,029
Add: Pre-combination value of replaced equity awards for employees (2)	$12,966
Fair value of consideration transferred	$2,314,995

(1) Represents the estimated fair value of outstanding Foot Locker’s deferred stock units (“DSUs”), restricted stock units (“RSUs”), performance stock units (“PSUs”) and in-the-money options that are expected to be settled in cash at close.

(2) Represents the estimated fair value of outstanding Foot Locker’s RSUs (other than non-employee director RSUs) and Foot Locker’s performance stock units (“PSUs”) granted to employees attributable to pre-combination services.

(3A2) The accounting for the Merger is based on currently available information and is considered preliminary. The final accounting for the Merger may differ materially from that presented in these unaudited pro forma condensed combined financial information. Refer to the following table for the preliminary estimated fair value of consideration transferred under both the Stock Merger Consideration scenario:

Scenario B: Stock Merger Consideration

(in thousands, except per share data; figures below may not foot due to rounding of shares)	As of February 1, 2025
Foot Locker's shares outstanding as of May 12, 2025	95,248
Exchange Ratio as per the Merger Agreement of DICK’S shares for each share of Foot Locker	0.1168
Total estimated outstanding shares to be issued by DICK’S	11,125
DICK'S stock price as on May 28, 2025 (actual amount)	$177.12
Share consideration	$1,970,445
Add: Accelerated vesting of equity awards to non-employees (1)	16,087
Add: Pre-combination value of replaced equity awards for employees (2)	12,966
Fair value of consideration transferred	$1,999,498

(1) Represents the estimated fair value of outstanding Foot Locker’s DSUs and RSUs granted to non-employee directors as well as In-the-Money Options granted to employees. These RSUs will accelerate vest and be settled in cash upon closing.

(2) Represents the estimated fair value of outstanding Foot Locker’s RSUs (other than non-employee director RSUs) and Foot Locker’s PSUs granted to employees attributable to pre-combination services.

(in thousands)	As of February 1, 2025
Common stock	$111
Additional paid-in-capital	1,983,300
Cash	16,087
Fair value of consideration transferred	$1,999,498

The actual value of DICK’S common stock to be issued will depend on the per share price of DICK’S common stock at the closing date of the Merger, and therefore, the actual Stock Merger Consideration will fluctuate with the market price of DICK’s common stock until the Merger is completed. The following table shows the effect of changes in DICK’S stock price and the resulting impact on the estimated Stock Merger Consideration:

(in thousands, except per share data)
Share Price Sensitivity	DICK'S stock price	Consideration Transferred
As presented	$177.12	1,999,498
10% increase	$194.83	2,196,543
10% decrease	$159.41	1,802,454

Preliminary Purchase Price Allocation

The determination of the fair value of the identifiable assets of Foot Locker and the allocation of the estimated Merger consideration to these identifiable assets and liabilities is preliminary and is pending finalization of various estimates, inputs and analyses. The final purchase price allocation will be determined when DICK’S has completed the detailed valuations and necessary calculations. The final Merger consideration allocation may be materially different than that reflected in the preliminary estimated Merger consideration allocation presented herein. Any increase or decrease in fair values of the net assets as compared with the unaudited pro forma condensed combined financial information may change the allocation of total Merger consideration to goodwill and other assets and liabilities and may impact the combined company statement of operations due to adjustments in the depreciation and amortization of the adjusted assets.

	Scenario A- Cash Merger Consideration	Scenario B- Stock Merger Consideration
(in thousands)	Fair value	Fair value
Cash and cash equivalents	$401,000	$401,000
Accounts receivable, net	156,000	156,000
Inventories, net	1,525,000	1,525,000
Prepaid expenses and other current assets	177,000	177,000
Property and equipment, net	1,013,000	1,013,000
Operating lease assets	2,133,000	2,133,000
Deferred income taxes	145,137	197,137
Intangible assets, net	220,000	20,000
Other assets	246,556	246,556
Total assets	$6,016,693	$5,868,693
Accounts payable	$378,000	$378,000
Accrued expenses	389,800	389,800
Current portion of lease obligations	507,000	507,000
Deferred revenue and other liabilities	118,000	118,000
Long-term debt and obligations under finance leases	424,851	424,851
Long-term operating lease liabilities	1,831,000	1,831,000
Other long-term liabilities	237,000	237,000
Net assets acquired	2,131,042	1,983,042
Goodwill	183,953	$16,456
Fair value of consideration transferred	$2,314,995	$1,999,498

Goodwill represents the excess of the preliminary estimated Merger Consideration over the estimated fair value of the underlying net assets acquired. Goodwill will not be amortized but instead will be reviewed for impairment annually, or more frequently if facts and circumstances warrant a review. Goodwill is attributable to the assembled workforce of Foot Locker, planned growth in new markets, and synergies expected to be achieved from the combined operations of DICK’S and Foot Locker. Goodwill recognized in the Merger is not expected to be deductible for tax purposes.

(3B) Reflects the preliminary estimated fair value adjustment to property and equipment acquired in the Merger. The fair value of property and equipment is subject to change.

Fair value of Property and Equipment, net:
(In thousands)	Carrying Value as on February 1, 2025	Step-up	Fair value
Land	$3,000	$2,000	$5,000
Buildings	30,000	13,000	43,000
Furniture, fixtures, equipment	364,000	46,000	410,000
Software development costs	60,000	-	60,000
Assets under finance leases	45,000	-	45,000
Alterations to leased and owned buildings	408,000	42,000	450,000
Total property, plant and equipment acquired and pro forma adjustment	$910,000	$103,000	$1,013,000

(3C1) Reflects the preliminary estimated asset fair value adjustment to the identifiable intangible assets acquired, primarily consisting of customer relationships, developed technology, and tradenames and trademarks. The fair value of intangible assets is subject to change as the Company finalizes various estimates, inputs and analyses.

Scenario A: Cash Merger Consideration

Fair value of Intangible assets:
(In thousands)	Carrying Value as on February 1, 2025	Step- up/(down)	Fair value
Lease acquisition costs	$1,000	$(1,000)	$-
Developed technology	-	5,000	5,000
Customer relationships	-	5,000	5,000
Trademarks & tradenames	364,000	(154,000)	210,000
Total identifiable intangible assets and pro forma adjustment	$365,000	$(145,000)	$220,000

(3C2) Reflects the preliminary estimated asset fair value adjustment to the identifiable intangible assets acquired, primarily consisting of customer relationships, developed technology, and tradenames and trademarks. The fair value of intangible assets is subject to change as the Company finalizes various estimates, inputs and analyses.

Scenario B: Stock Merger Consideration

Fair value of Intangible assets:

(In thousands)	Carrying Value as on February 1, 2025	Step-down	Fair value
Lease acquisition costs	$1,000	$(1,000)	$-
Developed technology	-	-	-
Customer relationships	-	-	-
Trademarks & tradenames	364,000	(344,000)	20,000
Total identifiable intangible assets and pro forma adjustment	$365,000	$(345,000)	$20,000

(3D) Reflects one-time non-recurring transaction-related costs of approximately $56.4 million incurred prior to, or concurrent with, the closing of the Merger including bank fees, legal fees, consulting fees, structuring & upfront fees paid for senior bridge term loans, exchange fee related to senior note exchange and other transaction costs estimated to be incurred by DICK’S. No amount was incurred or accrued for as of the balance sheet date.

(3E) Reflects a $2.0 million decrease to Cash against the decrease in Long-term debt and obligations under finance leases related to the payment made to noteholders for the bond fee associated with the exchange of the Foot Locker’s existing Senior Notes; a $3.9 million increase to Long-term debt and obligations under finance leases against the increase in Goodwill related to the reversal of outstanding deferred financing cost balance of Senior Notes; and a $4.4 million decrease to Other assets against the increase in Goodwill related to the reversal of outstanding deferred financing cost balance of Revolving credit facility.

(3F) Reflects the elimination of Foot Locker’s historical equity.

(3G) Reflects the cash payment for the severance benefits total $23.3 million including severance pay and the acceleration of replaced awards by executives.

(3H) Reflects increase in the liabilities assumed of $7.5 million related to retention bonus for certain Foot Locker employees and associated payment at close of the Merger.

(3I) Reflects increase in the liabilities assumed of $55.3 million related to estimated seller’s transaction cost and associated payment at close of the Merger.

(3J) Reflects the fair value adjustment of $20.0 million related to Foot Locker’s outstanding Senior Notes assumed and not extinguished as of the closing of the Merger.

(3K) Reflects a preliminary purchase accounting adjustment of $72.0 million to record favorable contractual lease balance when compared to market terms.

(3L1) Represents a $2.1 million adjustment to deferred tax assets under Scenario A primarily as a result of the pro forma adjustments for assets acquired and liabilities assumed - specifically, relative to fair market value adjustments to assets and an adjustment to the acquired deferred tax liability for Goodwill which resets as a result of the Transaction. These estimates are preliminary as adjustments to our deferred taxes could change due to further refinement of our statutory income tax rates used to measure our deferred taxes, changes in judgment regarding realizability of assets, and changes in the estimates of the fair values of assets acquired and liabilities assumed that may occur in conjunction with the closing of the Transaction. These changes in estimates could be material.

(3L2) Represents a $54.1 million adjustment to deferred tax assets under Scenario B primarily as a result of the pro forma adjustments for assets acquired and liabilities assumed - specifically, relative to fair market value adjustments to assets and an adjustment to the acquired deferred tax liability for Component 1 Goodwill which resets as a result of the Transaction. These estimates are preliminary as adjustments to our deferred taxes could change due to further refinement of our statutory income tax rates used to measure our deferred taxes, changes in judgment regarding realizability of assets, and changes in the estimates of the fair values of assets acquired and liabilities assumed that may occur in conjunction with the closing of the Transaction. These changes in estimates could be material.

(3M1, 3M2) Represents the adjustment to goodwill based on the purchase price allocation in respect of both Scenario A and B, as described above.

(in thousands)	Scenario A- Cash Merger Consideration	Scenario B- Stock Merger Consideration
Goodwill resulting from the Merger	$183,953	$16,456
Less: Elimination of Foot Locker’s historical Goodwill	(759,000)	(759,000)
Pro forma adjustment	$(575,047)	$(742,544)

Financing Adjustments

(3N) Reflects the adjustment related to the net proceeds received from the Debt Financing issued as part of the financing for the Cash Merger Consideration in Scenario A, as described above.

(in thousands)	As of February 1, 2025
Proceeds from the unsecured senior notes	$1,732,000
Payment of financing costs	(12,793)
Pro forma adjustment	$1,719,207

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended February 1, 2025 are as follows:

Transaction Accounting Adjustments

(4A) Reflects adjustment to depreciation expense, on a straight line-basis based on the preliminary fair value of Property and equipment, net and the related useful life. Depreciation expense is split between “Cost of goods sold, including occupancy and distribution costs” and “Selling, general and administrative expenses”.

(In thousands)	Useful Life	Fair Value	Depreciation expense for the year ended February 1, 2025
Land	n/a	$5,000	$-
Buildings	Maximum of 50	43,000	1,313
Furniture, fixtures, equipment	3-10	410,000	138,000
Software development costs	2-5	60,000	30,000
Assets under finance leases	7-10	45,000	5,000
Alterations to leased and owned buildings	7	450,000	34,000
Total property and equipment acquired		$1,013,000	$208,313
Less: Historical depreciation expense			(197,280)
Pro forma adjustment for incremental depreciation expense			$11,033

(4B1) Reflects adjustment to amortization expense, on a straight-line basis based on the preliminary fair value of Intangible assets, net and the related useful life.

Scenario A: Cash Merger Consideration

(In thousands)	Useful Life	Fair Value	Amortization expense for the year ended February 1, 2025
Lease acquisition costs	n/a	$-	$-
Developed technology	10	5,000	500
Customer relationships	13	5,000	385
Trademarks & tradenames	n/a	210,000	-
Total identifiable intangible assets		$220,000	885
Less: Historical Amortization expense			5,000
Pro forma adjustment for incremental amortization expense			$(4,115)

(4B2) Reflects adjustment to amortization expense, on a straight-line basis based on the preliminary fair value of Intangible assets, net and the related useful life.

Scenario B: Stock Merger Consideration

(In thousands)	Useful Life	Fair Value	Amortization expense for the year ended February 1, 2025
Lease acquisition costs	n/a	$-	$-
Developed technology	10	-	-
Customer relationships	13	-	-
Trademarks & tradenames	n/a	20,000	-
Total identifiable intangible assets		$20,000	$-
Less: Historical Amortization expense			5,000
Pro forma adjustment for incremental amortization expense			$(5,000)

(4C) Reflects estimated non-recurring transaction-related expenses of $56.4 million incurred by DICK’S, including legal, accounting and regulatory fees directly associated with the Merger. Out of these expenses, $48.5 million are charged under Selling, general and administrative expenses and $7.9 million pertaining to structuring & upfront fee on senior bridge term loans are charged as Interest expense. These non-recurring expenses are not anticipated to affect the Unaudited Pro Forma Condensed Combined Statement of Operations beyond twelve months after the closing date.

(4D) Represents the adjustment to record the elimination of Foot Locker’s historical stock-based compensation expense of $14.5 million and recognition of new stock-based compensation expense of $19.1 million (net amount of $4.6 million) for the post-combination portion of the Foot Locker’s RSUs and PSUs that are expected to be replaced by DICK’S RSUs and PSUs, respectively, at the closing of the Merger.

(4E) Represents the adjustment to DICK’S selling, general and administrative expenses to record a one-time post- combination expense related to paid severance costs of $23.3 million for executives of Foot Locker, including cash severance and the acceleration of unvested Foot Locker’s RSUs and PSUs held by executives.

(4F) The adjustment represents $7.5 million of additional cash retention bonus to certain employees of Foot Locker that remain employed six months after the closing of the Merger.

(4G) Reflects the adjustment to record amortization of exchange fee of $0.4 million out of the total of $2.0 million, incurred on the same.

(4H) Reflects the adjustment to record interest expense for accretion of the preliminary fair value of the Foot Locker’s outstanding Senior Notes assumed and not extinguished as of the closing of the Merger. It also reflects the reversal of historical amortization of transaction fees related to both Senior Notes and Revolving credit facility, since it was already being recorded in the income statement of Foot Locker.

(4I1) Reflects estimated income tax impact of $18.9 million related to the transaction accounting adjustments. Tax-related adjustments are based upon an estimated statutory tax rate of 26% and include the tax impacts of certain non-deductible compensation and transaction costs. The estimated blended statutory tax rate used for the unaudited pro forma condensed combined financial information will likely vary from the actual effective tax rates in periods as of and subsequent to the completion of the Transaction.

(4I2) Reflects estimated income tax impact of $18.6 million related to the transaction accounting adjustments. Tax-related adjustments are based upon an estimated statutory tax rate of 26% and include the tax impacts of certain non-deductible compensation and transaction costs. The estimated blended statutory tax rate used for the unaudited pro forma condensed combined financial information will likely vary from the actual effective tax rates in periods as of and subsequent to the completion of the Transaction.

(4J) Represents an adjustment of $18.0 million to record amortization expense for favorable contractual lease term when compared to market.

Financing Adjustments

(4K) Reflects the adjustment related to the interest expense and amortization of issuance costs related to the Debt Financing assumed as part of financing the Cash Merger Consideration in Scenario A, as described above.

(in thousands)	For the year ended February 1, 2025
Interest expense on unsecured senior notes	$110,365
Amortization of debt issuance costs on unsecured senior notes	576
Pro forma adjustment	$110,941

(4L) Reflects estimated income tax impact of $28.8 million related to the financing adjustments. Tax-related adjustments are based upon an estimated statutory tax rate of 26%. The estimated blended statutory tax rate used for the unaudited pro forma condensed combined financial information will likely vary from the actual effective tax rates in periods as of and subsequent to the completion of the Transaction.

Note 5. Earnings Per Share

The following tables set forth the computation of pro forma basic and diluted earnings per share for the year ended February 1, 2025.

(in thousands, except per share count and per share data)	Scenario A- Cash Merger Consideration	Scenario B- Stock Merger Consideration
Numerator (basic and diluted):	For the year ended February 1, 2025	For the year ended February 1, 2025
Pro forma net income attributable to common shares	$1,000,508	$1,083,259
Denominator:
Weighted-average number of common shares outstanding - basic	80,468	91,593
Weighted-average number of common shares outstanding - diluted	83,104	94,229
Pro forma earnings per share:
Basic	$12.43	$11.83
Diluted	$12.04	$11.50

(in thousands)	Scenario A- Cash Merger Consideration	Scenario B- Stock Merger Consideration
	For the year ended February 1, 2025	For the year ended February 1, 2025
Denominator for Basic
Historical weighted-average number of common shares outstanding	80,468	80,468
Shares of DICK'S common stock issued as consideration transferred	-	11,125
Total weighted average common shares outstanding (basic):	80,468	91,593

Denominator for Diluted
Historical weighted-average number of common shares outstanding	82,929	82,929
Shares of DICK'S common stock issued as consideration transferred	-	11,125
Replacement of Foot Locker's employee PSU and RSU awards	175	175
Total weighted average common shares outstanding (diluted):	83,104	94,229